Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2007

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2006-2007 fiscal year on May 31, 2007. The Company has improved sales and profits compared to the previous year. Sales for 2007 were $16,501,400, up from $14,750,699 in 2006. Year-end net profit for 2007 was $619,273, compared to $485,793 in 2006.

The Company continues to experience excellent results from export sales of seismic damping products, along with an increase in sales to the U.S. construction markets. Aerospace and military sales have increased and are at good to excellent levels.

Taylor Devices' firm order backlog at year-end was $12.5 million.

FOURTH QUARTER	F/Y 06-07	F/Y 05-06
SALES	$4,072,287	$4,156,126
NET EARNINGS	$86,815	$177,185
EARNINGS PER SHARE	3¢	6¢

FISCAL YEAR	F/Y 06-07	F/Y 05-06
SALES	$16,501,400	$14,750,699
NET EARNINGS	$619,273	$485,793
EARNINGS PER SHARE	20¢	16¢

SHARES OUTSTANDING	3,145,130	3,142,303

ITEM: NEW ORDERS, AEROSPACE / MILITARY

The Company recently received several significant new orders for aerospace/military applications, all from offshore. These include the following:

  European Ship Building Program

Several years ago Taylor Devices won a contract to develop state-of-the-art shock-isolation systems for a new class of warship being developed in Europe. The Company has recently been awarded a third year of funding as we continue in the development program.

  Large Caliber Gun Recoil System

A Middle Eastern country with strong ties to the U.S. wishes to equip relatively small fighting vehicles with a large caliber mortar for battlefield operations. Taylor Devices has been contracted to develop, design and test a recoil system for the new weapon. This new product will combine technology from our existing commercial seismic dampers with Taylor Devices' machined spring elements introduced within the aerospace industry as part of the U.S. Missile Defense Program. Field testing of the vehicle and its new weapon will begin in Spring 2008.

  RPV Control Surface Dampers

Many nations are now using remote pilot air vehicles both for reconnaissance and as weapons platforms. Several years ago the Company developed a unique damper to provide vibration suppression on critical control surfaces of a small RPV. The customer, located offshore, saw a potential market in major European countries. After extensive flight tests, the new RPV is entering mass production, and the Company has received an order for more than 2,000 pieces of the damper for the first two years of aircraft production.

ITEM: NEW ORDERS, SEISMIC

  Tres Mares Residences - Puerto Vallarta, Mexico

This new condominium tower is 27-stories tall with concrete column and steel beam construction. Total floor area is more than 400,000 square feet. Seismic protection will be provided by 32 Taylor Dampers, each rated at up to 160 tons of output force during a maximum level earthquake.

  Beijing 7 Star Morgan Plaza Hotel - Beijing, China

This new hotel is being constructed in time for the 2008 Beijing Olympic Games and overlooks the Olympic Stadiums. At 48-stories, the new building will have more than one million square feet of floor area on a site surrounded by shopping centers and fashionable apartments. For seismic protection, the Morgan Plaza will utilize 108 Taylor Devices Seismic Dampers and Seismic Spring-Dampers, each rated at force levels up to 160 tons.

  Jintang Bridge - Ningbo, China

This bridge will be the world's ninth largest cable stayed suspension bridge when complete. Seismic protection will be provided by Taylor Dampers of 320 tons output each. Some 16 miles in total length, the bridge consists of an 11 mile long sea-spanning section plus approaches totaling 5 miles in length. The sea-spanning section will allow passage of large ships of up to 50,000 tons capacity. The new bridge connects Jintang Island with the Zhenhai Harbor district of the expanding city of Ningbo, current population 5.5 million.

  Sutter Gould Medical Office Building - Modesto, California

A new clinic and office building will use 40 Taylor Seismic Dampers of 80 tons capacity. Total floor area of this 4-story, steel-framed structure is 134,000 square feet.

  Rodeo Drive Building - Beverly Hills, California

This existing office building on exclusive Rodeo Drive is 3-stories in height with a total floor area of 85,000 square feet. A total of 18 Taylor Dampers, each rated at 225 tons output, will be installed within the building's steel frame as a seismic retrofit.

  Cumberland Bridge - Nashville, Tennessee

The 745 foot long Cumberland River Pedestrian Bridge is a new construction. The design team was concerned about potential vibration of the bridge deck during wind storms or when large numbers of pedestrians traverse the bridge. As a result, Taylor Devices has been contracted to design and build a tuned mass damping system for the bridge, similar to those provided for the Spring Mountain Pedestrian Bridges in Las Vegas, Nevada several years ago.

ITEM: DOUG TAYLOR NAMED STRUCTURAL ENGINEER OF THE YEAR 2006

The Company is pleased to announce that President Douglas P. Taylor has been named Structural Engineer of the Year 2006 by the Engineering Journal, "The Structural Design of Tall and Special Buildings." The award recognizes Mr. Taylor's career contributions and major impact on building design.

The citation for the award is by Professor Emeritus Gary C. Hart of UCLA:

"Doug Taylor is not by classical definitions a structural engineer. However, his commitment and introduction of dampers into buildings made, in my personal experience, a fundamental redirection of my view of building design. As explained in my paper, 'Living Buildings,' I now actively promote the use of dampers because they can be readily 'upgraded' to later and better models during a building's life. Doug therefore, in my opinion, is a member of our structural engineering community and has advanced quality building design, and his innovations in damper design have made us all better structural engineers."

An autobiography of Mr. Taylor's career highlights is published in the latest issue of the Journal.

ITEM: NEXT MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

                                                                                                By:       /s/Douglas P. Taylor
                                                                                                            Douglas P. Taylor
                                                                                                            President